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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D

                           (AMENDMENT NO. ________)(1)

                          Panchos Mexican Buffet, Inc.
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                                (Name of Issuer)

                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)

                                   698304 20 1
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                                 (CUSIP Number)
          Mark S. Weitz, Leonard, Street and Deinard, 150 S. Fifth St.,
             Suite 2300, Minneapolis, Minnesota 55402, (612)335-1500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 2000
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             (Date of Event Which Requires Filing of This Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)



-------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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                                                               Page 2 of 5 Pages




CUSIP No. 698304 20 1               13D
          -----------

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Stephen Oyster

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  / /
                                                                    (b)  /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                 7         SOLE VOTING POWER

           NUMBER OF                              13,998

            SHARES               8         SHARED VOTING POWER

         BENEFICIALLY                             116,094

         OWNED BY EACH           9         SOLE DISPOSITIVE POWER

       REPORTING PERSON                           13,998

             WITH                10        SHARED DISPOSITIVE POWER

                                                  116,094

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           130,092

12       CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           8.89%


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                                                               Page 3 of 5 Pages

14       TYPE OF REPORTING PERSON*

                    IN

ITEM 1.             SECURITY AND ISSUER.
                           Common Stock, $.10 Par Value Per Share
                           Panchos Mexican Buffet, Inc.

ITEM 2(a).          NAME OF PERSON FILING.
                           Stephen Oyster

ITEM 2(b).          BUSINESS ADDRESS.
                           c/o Mark S. Weitz, Esq.
                           Leonard, Street and Deinard
                           150 S. Fifth St., Suite 2300
                           Minneapolis, Minnesota  55402

ITEM 2(c).          PRESENT PRINCIPAL OCCUPATION.
                           Investor

ITEM 2(d).          CONVICTION OF CRIMINAL PROCEEDING IN LAST FIVE YEARS.
                           Not applicable

ITEM 2(e).          CONVICTION OF CIVIL PROCEEDING IN LAST FIVE YEARS.
                           Not applicable

ITEM 2(f).          CITIZENSHIP.
                           U.S.A.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                           The reporting person used personal funds to acquire the shares which are the subject of this Schedule 13D (collectively, the "Shares"). The aggregate purchase price of the Shares was $ 524,325.15.

ITEM 4.             PURPOSE OF TRANSACTION.

                           Stephen Oyster ("Oyster") acquired the Shares for the purpose of acquiring an additional equity investment in Panchos Mexican Buffet, Inc. (the "Company").

                           Oyster filed a Schedule 13G upon his initial acquisition of shares. Oyster is now filing a
                           Schedule 13D because Oyster may purchase additional securities of the Company from time to time, which may result in acquiring control of the Company, or he may propose an extraordinary business transaction involving the Company, either itself, through entities under his control and/or in concert with others, either in open market transactions, in privately-negotiated transactions or otherwise, depending on Oyster's evaluation of the Company's business, prospects and financial


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                                                               Page 4 of 5 Pages

                            condition, the market for the stock of the company, the terms and conditions of the transaction, other opportunities available to Oyster, prospects for Oyster's own business, general market conditions, financial market conditions and other factors Oyster may deem relevant to his investment decisions. Oyster also may, either himself, through entities under his control and/or in concert with others, dispose of some or all of his investment in the Company depending on similar considerations. Such dispositions may be made from time to time in open market transactions, underwritten public offerings, privately-negotiated transactions or otherwise, on such terms and at such prices as Oyster shall determine. A purchase or sale of additional securities of the Company by Oyster could result in a change of control and/or a change in management (which Oyster may also seek by attempting to nominate new members to fill any future vacancies on the Company's board of directors, or by standing for election to the Company's board of directors).

ITEMS 5(a)
AND (b).            AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF SECURITIES.
                           Stephen Oyster                           (8.89%)
                                    Sole Voting Power:             13,998
                                    Shared Voting Power:          116,094
                                    Sole Dispositive Power:        13,998
                                    Shared Dispositive Power:     116,094


ITEM 5(c).          TRANSACTIONS EFFECTED WITHIN THE LAST 60 DAYS.

April 19, 2000                  1000 Shares                  $3.50 per share              Transaction effected in
                                                                                          Austin, Texas via the
                                                                                          internet
April 20, 2000                  4,000 Shares                 $3.50 per share              Transaction effected in
                                                                                          Austin, Texas via the
                                                                                          internet
May 9, 2000                     3,400 Shares                 $3.37 per share              Transaction effected in
                                                                                          Austin, Texas via the
                                                                                          internet
May 9, 2000                        500 Shares                $3.43 per share              Transaction effected in
                                                                                          Austin, Texas via the
                                                                                          internet
May 9, 2000                     1,100 Shares                 $3.31 per share              Transaction effected in
                                                                                          Austin, Texas via the
                                                                                          internet

ITEM 5(d).          ADDITIONAL INTERESTED PERSONS.
                           Other than the reporting person, not applicable

ITEM 5(e).          OWNERSHIP OF LESS THAN FIVE PERCENT.
                           Not applicable


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                                                               Page 5 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                           Not applicable



ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.
                           Not applicable



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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                                                    June 14, 2000


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                                                     (Signature)


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                                                   Stephen Oyster


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


         ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).